Media Release 17 August 2023	Exhibit 99.5

James Hardie Industries Announces Global Leadership Appointment
Rachel Wilson appointed as Chief Financial Officer (CFO)

SYDNEY & CHICAGO - James Hardie Industries plc (ASX: JHX; NYSE: JHX), the world’s #1 producer and marketer of high-performance fiber cement and fiber gypsum building solutions, today announced the appointment of Ms. Rachel Wilson as Chief Financial Officer, effective immediately. As a member of the global executive team, Ms. Wilson will report directly to Chief Executive Officer Aaron Erter.
Ms. Wilson was appointed after Jason Miele stepped down as Chief Financial Officer. Mr. Miele will remain with the Company for three months as an advisor to the Chief Executive Officer for special projects and will thereafter depart the organization. “I would like to thank Jason for his many contributions to James Hardie and wish him the best for his future endeavors,” CEO Aaron Erter commented.
Ms. Wilson joins James Hardie as Chief Financial Officer from a successful career of over 25 years in the global technology, business services and consumer products industries. Most recently, she served as Executive Vice President, Chief Financial Officer and Treasurer at R1 RCM (Nasdaq: RCM). Previously, she held leadership positions at global, top-tier companies such as Iron Mountain, Jarden Corporation and Avon Products. Earlier in her career, Ms. Wilson served in corporate finance and M&A investment banking roles at Citigroup and Morgan Stanley.
Commenting on the appointment of Ms. Wilson, CEO Aaron Erter said, “Rachel has deep experience in corporate finance, capital markets, leading and developing high performing teams, along with a demonstrated focus on driving profitable growth. Rachel is clearly a valuable addition to the leadership team and will help us as we pursue our strategic growth plans.”
Ms. Wilson said, “It’s an honor to join James Hardie, a leader in the building products industry with an outstanding culture of business and product innovation. I look forward to working with Aaron and being part of this high-performing team. It is an exciting time to leverage our capabilities and to continue to drive our global growth.”
Ms. Wilson received her MBA from Columbia Business School and an MA in International Relations and Economics from the Paul H. Nitze School of Advanced International Studies as part of a BA/MA program from The Johns Hopkins University.
The Company confirms there is no change to its outlook and earnings guidance as stated in its First Quarter Fiscal Year 2024 Financial Results provided on 8 August 2023.

Media Release: James Hardie - Announces Global Leadership Appointment	1

Media Release 17 August 2023

James Hardie Industries
James Hardie (ASX: JHX; NYSE: JHX) is a world leader in fiber cement home siding and exterior design solutions. Hardie® products offer long-lasting beauty and endless design possibilities with trusted protection and low maintenance. As the world’s #1 producer and marketer of high-performance fiber cement and fiber gypsum building solutions, James Hardie offers siding and accessories for every style. Hardie® products are non-combustible and stand up to weather and time while empowering homeowners and building professionals to achieve the home of their dreams. The company pioneered the technology of fiber cement building products made from sustainable raw materials and continues to invest in innovation to transform the industry. James Hardie operates with an inclusive company culture, and an unwavering commitment to Zero Harm. The company proudly employs a diverse global workforce of more than 5,000 employees across operations in North America, Europe, and Asia Pacific.
For more information and media resources, visit JamesHardie.com and JamesHardie.com/about-us/media-resources./about-us/media-resources. For investor information, please visit ir.jameshardie.com.au.
Connect with James Hardie on social media:
Linkedin.com/JamesHardie
Instagram.com/JamesHardie
Facebook.com/JamesHardie
Twitter.com/JamesHardie

Forward-Looking Statements
This Media Release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of James Hardie to be materially different from those expressed or implied in this release, including, among others, the risks and uncertainties set forth in Section 3 “Risk Factors” in James Hardie’s Annual Report on Form 20-F for the fiscal year ended March 31, 2023; changes in general economic, political, governmental and business conditions globally and in the countries in which James Hardie does business; changes in interest rates; changes in inflation rates; changes in exchange rates; the level of construction generally; changes in cement demand and prices; changes in raw material and energy prices; changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. James Hardie assumes no obligation to update or correct the information contained in this Media Release except as required by law.
This media release has been authorized by Mr. Aaron Erter, Chief Executive Officer.
James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at 1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79, Ireland.

Media Release: James Hardie - Announces Global Leadership Appointment	2

Media Release 17 August 2023

Investor / Analyst Enquiries:
James Brennan-Chong
Director of Investor Relations and Market Intelligence
Telephone: +1 312 756 9919
Email: investor@jameshardie.com.au

Australian Media:
Jack Gordon
Citadel-MAGNUS
Telephone: +61 478 060 362
Email: JGordon@citadelmagnus.com

Media Release: James Hardie - Announces Global Leadership Appointment	3